EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

# FORM 6-K

## Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



**FOR APRIL 10, 2002**

# SODEXHO ALLIANCE, SA

(Exact name of registrant as specified in its charter)



**3, avenue Newton**
**78180 Montigny - le - Bretonneux**
**France**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

# SODEXHO ALLIANCE, SA

## TABLE OF CONTENTS

ITEM 1

Sodexho
ALLIANCE
Food and Management Services

# Fiscal 2001/2002 Interim Revenues Up 9.8%, including 3.2% Organic Growth

**Paris, April 10, 2002 - In the first six months of fiscal 2001/2002, consolidated revenues rose by 9.8% to EUR 6.6 billion from EUR 6.0 billion in the prior-year period.**

The increase was driven by the following :

- **3.2% from organic growth.**
- 7.6% from acquisitions.
- A negative 1.0% from the currency effect.

Revenues by activity were as follows:

- **Food and Management Services : EUR 6.1 billion, up 9.9%, including 2.7% organic growth.**

Organic growth by region:

- **North America :** 0.9%

In North America, the Healthcare and Education segments continued to grow, led by a number of new contract wins but in the Business & Industry segment, following ongoing layoffs and cutbacks in catering services, especially during the year-end holiday season, the revenues have been going down 9.4 %. Sodexho has seen a significant decrease in customers since January 2001 due to downsizing.

- **Continental Europe :** 5.2 %

Business & Industry revenues increased in the United Kingdom and Continental Europe despite the challenging economic environment.

- **UK & Ireland :** 2.6 %

In the Healthcare segment, in the United Kingdom and in France, as the hospital's team members want to stay civil servants, Sodexho revamped its offering, adding, for example, the Dewsbury's hospital to its client list, in "executive lease".

- **Rest of the World :** 7.8 %

.../...

**Investor Relations: Jean-Jacques Vironda**
**Tel.: +33 (1) 30 85 72 03 – Fax: + 33 (1) 30 85 51 81 – E-mail: jeanjacques.vironda@sodexhoalliance.com**
**Media Relations: Jérôme Chambin**
**Tel.: +33 (1) 30 85 74 18 – Fax: +33 (1) 30 85 52 32 – E-mail: jerome.chambin@sodexhoalliance.com**

- **Revenues and organic growth for the other activities were as follows:**

  - **Remote Site Management** : 5 % Group's revenues, 9 % organic growth
  Development in the Remote Site Management segment was particularly strong in the North Sea and Nigeria.

  - **Service Vouchers and Cards** : 2 % Group's revenues, 22 % organic growth
  The Service Vouchers and Cards business enjoyed strong organic growth in Europe and Latin America.

  - **River and Harbor Cruises** : 0,5 % Group's revenues, down 25 %

**During the first six months of fiscal 2001/2002, a number of important contracts were signed:**

**Food and Management Services**

- The Commonwealth Games in Manchester, **United Kingdom**: Food services and multi-services for the sponsors' village (50,000 people); food services for athletes (6,000); food services in and near the 38,000-seat stadium.
- Siemens sites in **France** at La Garenne-Colombes; Foix, Boussens and Toulouse (multi-services for 4,500 people).

**Service Vouchers and Cards**

- Harvard University, **United States** (pilot) : management of transit benefits employees and professors.

**Remote Sites**

- Mine Goro Nickel in New Caledonia (multiservice for 2,500 people).

**About Sodexho Alliance**

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 314,000 employees on 24,300 sites in 72 countries, Sodexho Alliance reported consolidated sales of 11.9 billion euros for the fiscal year that ended on August 31, 2001. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 7.5 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.



**Investor Relations: Jean-Jacques Vironda**
**Tel.: +33 (1) 30 85 72 03 – Fax: + 33 (1) 30 85 51 81 – E-mail: jeanjacques.vironda@sodexhoalliance.com**
**Media Relations: Jérôme Chambin**
**Tel.: +33 (1) 30 85 74 18 – Fax: +33 (1) 30 85 52 32 – E-mail: jerome.chambin@sodexhoalliance.com**

ITEM 2

# SODEXHO ALLIANCE

Société anonyme with a capital of 635 841 416 Euros
Registered Office : 3 avenue Newton - MONTIGNY LE BRETONNEUX (Yvelines) - FRANCE

301 940 219 R.C.S. Versailles

COMPARISON OF CONSOLIDATED REVENUES (Excluding Taxes)
(in thousands of Euros)

| | 2000/2001 | 2001/2002 | % Variations at current exchange rates | % Variations at constant exchange rates |
|---|---|---|---|---|
| **FIRST QUARTER (Sept. to Nov.)** | | | | |
| . Food and management services | | | | |
| - North America | 1,569,848 | 1,678,477 | | |
| - United Kingdom and Ireland | 415,521 | 423,984 | | |
| - Continental Europe | 773,303 | 885,352 | | |
| - Rest of World | 156,110 | 146,065 | | |
| . Remote Site Management | 138,239 | 149,033 | | |
| . Service Vouchers and Cards | 53,257 | 63,350 | | |
| . River and Harbor Cruises | 27,014 | 19,354 | | |
| | **3,133,292** | **3,365,615** | | |
| **SECOND QUARTER (Dec. to Feb.)** | | | | |
| . Food and management services | | | | |
| - North America | 1,343,350 | 1,562,832 | | |
| - United Kingdom and Ireland | 424,137 | 437,552 | | |
| - Continental Europe | 740,559 | 830,515 | | |
| - Rest of World | 125,289 | 135,017 | | |
| . Remote Site Management | 134,240 | 152,441 | | |
| . Service Vouchers and Cards | 65,684 | 74,377 | | |
| . River and Harbor Cruises | 16,484 | 13,345 | | |
| | **2,849,743** | **3,206,079** | | |
| **YEAR TO DATE as of 28th, February 2002** | | | | |
| . Food and management services | | | | |
| - North America | 2,913,198 | 3,241,309 | 11.3% | 11.1% |
| - United Kingdom and Ireland | 839,658 | 861,536 | 2.6% | 3.5% |
| - Continental Europe | 1,513,862 | 1,715,867 | 13.3% | 14.1% |
| - Rest of World | 281,399 | 281,082 | -0.1% | 10.6% |
| . Remote Site Management | 272,479 | 301,474 | 10.6% | 11.4% |
| . Service Vouchers and Cards | 118,941 | 137,727 | 15.8% | 22.4% |
| . River and Harbor Cruises | 43,498 | 32,699 | -24.8% | -24.8% |
| **TOTAL** | **5,983,035** | **6,571,694** | **9.8%** | **10.8%** |

This growth is made up as follows :

| | |
|---|---|
| - Organic growth | 3.2% |
| - Acquisitions | 7.6% |
| - Currency effect | -1.0% |

Note : In order to conform to the French accounting rule C.R.C. 99-02 with respect to segments reported sales reflect the Group's internal management reporting structures.
Historical quarterly sales are not restated for the change in average exchange rates.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sodexho Alliance, SA

Date: April 10, 2002

By: ______________________

Name: Siân Herbert-Jones
Title: Chief Financial Officer